SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2003

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto

(Signature) Masahiko Goto President

Date: August 8, 2003

For immediate release

August 8, 2003

Company name: Makita Corporation
Representative: Masahiko Goto, President
Code number: 6586
Stock exchange listings: First sections of the Tokyo and
                                        Nagoya stock exchanges

Notice Regarding Results of Stock Buy-Back Program
Utilizing the “Off-Market Treasury Stock Purchasing System”
of the Nagoya Stock Exchange
and Regarding the Retirement of Treasury Stock

Regarding the stock buy-back program announced yesterday (August 7, 2003), Makita Co., Ltd., implemented the program today, with the results as described below. Makita has decided to retire the acquired treasury stock based on the provisions of Article 210 of the Commercial Code of Japan.

1. Results of Stock Buy-Back Program

(1) Type of shares to be acquired	Common stock of the Company
(2) Total number of shares acquired	2,002,000 shares
(3) Date of acquisition	August 8, 2003
(4) Purchase price	1,070 yen per share
(5) Acquisition method	Purchases using the “Off-Market Treasury Stock Purchasing System” of the Nagoya Stock Exchange

References:

(1)  Details of the resolution at the Regular General Shareholders’ Meeting on June 27, 2003.

Type of shares to be acquired	Common stock of the Company
Total number of shares to be acquired	5 million shares (maximum)
Total price of shares to be acquired	5 billion yen (maximum)

(2)  Shares acquired as of August 8, 2003

Total number of shares acquired	2,002,000 shares
Total amount of shares acquired	2,142,140,000 yen

2. Retirement of Treasury Stock

(1) Type of shares to be retired	Common stock of the Company
(2) Total number of shares to be retired	5,000,000 million shares (3.27% of outstanding shares)
(3) Date of share retirement	August 20, 2003

(Note) Following the retirement of treasury stock, the Company will have 148,006,992 shares outstanding. The Company currently holds
            4,061,607 shares of treasury stock.